# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioXcel Therapeutics, Inc., CIK 0001720893
CUSIP: 09075P105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 555 LONG WHARF DRIVE, 555 LONG WHARF DRIVE, NEW HAVEN, Connecticut (CT), 06511
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-24-001018
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 156,066; shared voting power 0; sole dispositive power 156,066; shared dispositive power 0; aggregate amount beneficially owned 156,066 (0.6% of the class)
  Comment: The numbers in rows 5, 7 and 9 represent 142,051 shares of Common Stock held by Q Boost Holding LLC, the Reporting Person's wholly owned subsidiary (the "Subsidiary"), and 14,015 shares of Common Stock issuable to the Subsidiary upon exercise of the Issuer warrant held by the Subsidiary. The percentage of class in row 11 is calculated assuming 27,088,601 shares of Common Stock are outstanding based on (i) 27,074,586 shares of Common Stock outstanding as of March 26, 2026 as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on March 27, 2026 and (ii) 14,015 shares of Common Stock issuable to the Subsidiary upon exercise of the Issuer warrant held by the Subsidiary. The above numbers give effect to (i) a 1-for-16 reverse stock split of the Common Stock effective at 5:00 p.m. Eastern Time on February 7, 2025, and (ii) the cashless exercise by the Subsidiary on April 28, 2025 of an Issuer warrant to purchase 156,250 shares of Common Stock, resulting in the issuance of the 142,051 shares of Common Stock currently held by the Subsidiary after withholding 14,199 shares of Common Stock to satisfy the exercise price.

## Item 1. Issuer
Name of issuer: BioXcel Therapeutics, Inc.
Address of issuer's principal executive offices: 555 LONG WHARF DRIVE, 555 LONG WHARF DRIVE, NEW HAVEN, CONNECTICUT, 06511

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority
Address of principal business office or, if none, residence: Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, Qatar
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 156,066.00
Percent of class: 0.58%
Sole power to vote or to direct the vote: 156,066.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 156,066.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: This Schedule 13G is filed by Qatar Investment Authority on behalf of itself and the following wholly-owned subsidiary which holds the shares: Q Boost Holding LLC

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Qatar Investment Authority: Mohammed Fahad Al Khulaifi, Head of Compliance and Governance (03/30/2026)